EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

June 13, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French, Esq.,

Division of Corporation Finance

Re:	Cemtrex, Inc.
Registration Statement on Form S-3 (No. 333-218501)

Ladies and Gentlemen:

On behalf of Cemtrex, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Wednesday, June 14, 2017, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Aron Govil
Mr. Saagar Govil

Cemtrex, Inc.

19 Engineers Lane

Farmingdale, New York 11735

June 13, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French, Esq.,

Division of Corporation Finance

Re:	Cemtrex, Inc.
Registration Statement on Form S-3 (No. 333-218501)

Ladies and Gentlemen:

Cemtrex, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Wednesday, June 14, 2017, or as soon as possible thereafter.

Very truly yours,

CEMTREX, INC.

By:	/s/ Saagar Govil
Saagar Govil
President and Chief Executive Officer